August 12, 2005

Mail Stop 0409

Clark A. Marcus
The Amacore Group, Inc.
1511 North Westshore Boulevard, Suite 925
Tampa, Florida  33607

Re:	Eye Care International, Inc.
	Amendment No. 4 to Registration Statement on Form SB-2 Filed August 3, 2005
      Registration No. 333-121308

Dear Mr. Marcus:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1. However, we also note that in addition to any cash payments made to these consultants, you also issued a material amount of shares and warrants and the impact of these issuances had a material impact on your most recent audited financial statements. Accordingly, we continue to believe that these agreements are material and should be filed as exhibits. In addition, please disclose in the prospectus that the OmniFirst Capital agreement is a verbal agreement.

2. The registration statement must be signed by your chief financial officer and your controller or chief accounting officer. Refer to the instructions for signatures of Form SB-2.

Financial Statements

General

3. Please continue to monitor the updating requirements of Item
310(g) of Regulation S-B.

Financial Statements for the year ended December 31, 2004

4. We have considered your response to our prior comments 16 and 18.
It appears that your most recent amendment includes a restatement to your 2004 and interim 2005 financial statements. Revise your financial statements to title each year of restated financial information as restated on the face of your financial statements. Additionally, include in your footnote disclosure the amount of each accounting error, and the impact on your results for each year presented. Additionally, revise your disclosure to indicate, if true, that the restatement to your financial statements is a result of a correction of an error and not the result of a review by the SEC.

5. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-Q for the period ended March 31, 2005 and your Form 10-K for the year ended December
31, 2004 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures.

6. We note that you have recently restated your 2004 financial statements. However, it appears that the date on your independent auditors` report is unchanged. We are uncertain whether the restatement has been audited by your independent auditors. Please confirm for us that your independent auditors have audited the restatement and have your auditors revise their report accordingly.

Note 8 - Convertible Debentures
Note 19 - Subsequent Events

7. We have considered your response to our prior comment 18. We note that you have amortized the entire amount of the debt discount related to the beneficial conversion feature on your notes payable on the date of issuance. Explain to us how you have considered the guidance in paragraph 19 of EITF 00-27 in determining the appropriate accounting treatment.

Note 15 - Commitments and Contingency

8. We have considered your response to our prior comment 19.
Please
explain to us how you determined the fair value of your stock on the
date that you purchased the property rights. Include in your response to valuation date that was used. Additionally, we are still unclear of your basis in GAAP for capitalizing the cost incurred to
purchase the property rights as your continued ownership of those rights is dependent on you making an additional payment of 1,562,500 shares of common stock.

Part II

Item 26

9. We note your response to comment 20. However, we are still unable to determine the exemption relied upon for each issuance. Please revise the table such that the issuances are arranged by the exemption relied upon. With respect to issuances that rely on Rule
505 or 506, please indicate which purchasers, if any, were accredited investors. With respect to issuances of convertible notes, please include the consideration paid.


*  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Robert Telewicz at (202) 551-3438 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related
matters.  Please contact Michael McTiernan, Special Counsel, at
(202)
551-3852 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief



cc:	David J. Levenson, Esq. (via facsimile)


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Clark A. Marcus
Eye Care International, Inc.
August 12, 2005
Page 4